08027936

UNITED STATES
.IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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A
3/13

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 AND ENDING DECEMBER 31, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WJ LYNCH INVESTOR SERVICES, LLC dba Lynch + Associates

OFFICIAL USE ONLY

FIRM ID. NO.
140762

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 CLARENDON STREET

BOSTON	**MASSACHUSETTS**	**02116**
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER STULB, CHIEF FINANCIAL OFFICER **617-247-7000**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

FEB 29 2008

Washington, DC
111

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

(Name - if individual, state *last, first, middle name*)

53 STATE STREET	**BOSTON,**	**MA**	**02109**
(Address)	(City)	(state)	Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I CHRISTOPHER STULB swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WJ LYNCH INVESTOR SERVICES, LLC as of DECEMBER 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public
Commission Expires 3/5/10

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WJ LYNCH INVESTOR SERVICES, LLC
(A WHOLLY OWNED SUBSIDIARY OF WJL ASSOCIATES)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

WJ LYNCH INVESTOR SERVICES, LLC
(A wholly owned subsidiary of WJL Associates)

Year Ended December 31, 2007

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

To the Member of
WJ Lynch Investor Services, LLC
(A wholly owned subsidiary of WJL Associates)
Boston, Massachusetts

We have audited the accompanying statement of financial condition of WJ Lynch Investor Services, LLC (a wholly-owned subsidiary of WJL Associates) (the "Company") as of December 31, 2007 and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above, present fairly, in all material respects, the financial position of WJ Lynch Investor Services, LLC as of December 31, 2007 and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
February 23, 2008

WJ LYNCH INVESTOR SERVICES, LLC
(A WHOLLY OWNED SUBSIDIARY OF WJL ASSOCIATES)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

		2007
Assets		
Cash	$	26,347
Accounts receivable, net		245,371
Other assets		39,800
Total assets	$	311,518
Liabilities and Member's Equity		
Accounts payable	$	90,881
Note payable		24,809
Due to affiliate		8,210
Total liabilities		123,900
Member's equity		187,618
Total liabilities and member's equity	$	311,518

The accompanying notes are an integral part of these financial statements.

WJ LYNCH INVESTOR SERVICES, LLC
(A WHOLLY OWNED SUBSIDIARY OF WJL ASSOCIATES)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2007

	2007
Revenue:	
Commission fees, net	$ 4,155,478
Operating expenses:	
Salaries and benefits	1,868,701
Business promotion and marketing	444,740
Travel and transportation	374,804
Occupancy	249,386
Selling expense	226,628
Office expense	201,832
Legal and other professional fees	59,433
Total operating expenses	3,425,524
Income from operations	729,954
Other income (expense):	
Other income	35,360
Net income	$ 765,314

The accompanying notes are an integral part of these financial statements.

WJ LYNCH INVESTOR SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
(A WHOLLY OWNED SUBSIDIARY OF WJL ASSOCIATES)
YEAR ENDED DECEMBER 31, 2007

		Total
Balance, December 31, 2006	$	72,304
Capital contributions		-
Distributions to Parent		(650,000)
Net income		765,314
Balance, December 31, 2007	$	187,618

The accompanying notes are an integral part of these financial statements.

WJ LYNCH INVESTOR SERVICES, LLC
(A WHOLLY OWNED SUBSIDIARY OF WJL ASSOCIATES)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

	2007
Cash flows from operating activities:	
Net income	$ 765,314
Changes in operating assets and liabilities:	
Accounts receivable	35,852
Prepaid expenses	(14,991)
Due from affiliate	(199,407)
Accounts payable	77,232
Net cash provided by operating activities	664,000
Cash flows from financing activities:	
Distributions to Parent	(650,000)
Net cash used in financing activities	(650,000)
Net change in cash	14,000
Cash, beginning of year	12,347
Cash, end of year	$ 26,347
Supplemental Disclosure of Cash Flow Information:	
Non-cash items:	
Increase in prepaid insurance through debt financing	$ 28,080

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

WJ Lynch Investor Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulation Authority ("FINRA"). The Company sells variable life insurance products and consulting services on executive benefit programs to its customers.

The Company is a limited liability corporation located in Massachusetts and is a wholly owned subsidiary of WJL Associates, Inc (the "Parent"). The Company commenced operations December 1, 2006.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash in banks and short term-investments, which consist of money market accounts to be cash equivalents. As of December 31, 2007, there were no short term investments.

Accounts Receivable

Accounts receivable represents amounts due from commissions and consulting fees earned by the Company. No allowance has been provided for on accounts receivable because management believes all amounts are collectible.

Revenue Recognition

Revenues are generated through commissions earned on the sale of insurance products and fees for insurance and executive benefit services. All the non-variable insurance contract, consulting, and service fee revenue is recorded on the Parent's books. All variable revenue from insurance annuities is considered securities and therefore is recorded as revenue for the broker dealer.

Income Taxes

The Company has elected to be treated as a Qualified Subchapter S Subsidiary under the provisions of the Internal Revenue Code, which provide that, in lieu of federal and certain state corporate income taxes, the shareholder is taxed on the Company's taxable income. Therefore, no provision or liability for federal and certain state income taxes are presented in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Values of Financial Instruments

The Company's financial assets and liabilities are reported in the balance sheet at market or fair value or at carrying amounts that approximate fair value. Financial instruments consist principally of cash and cash equivalents, accounts receivable, and accounts payable.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and receivables. The Company places its cash primarily with one institution which management believes is of high credit quality.

NOTE 2 – NOTE PAYABLE

In November 2007, the Company entered into a financing agreement with AFCO Premium Credit LLC to finance insurance in the amount of $28,080. Monthly payments of $3,271 began December 2007 and the final payment is due August 2008. The interest rate at December 31, 2007 was 11.45%. The outstanding balance at December 31, 2007 was $24,809.

NOTE 3 – CONCENTRATIONS

Major Customers

During 2007, the Company had one customer that accounted for 32% of revenues and two insurance carriers that represented approximately 99% of the accounts receivable, net.

NOTE 4 – RELATED PARTY

Shared Expense Allocation Agreement

Through an agreement with the Parent, the Company is allocated certain operating expenses including occupancy, professional services, communications and data processing, advertising, and employee benefits. The Company incurs 75% of the shared expenses and the Parent incurs 25% of the expenses. At December 31, 2007, the amount due to affiliates was $8,210.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of such matters cannot be determined at this time and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company in any future period and a substantial judgment could have a material adverse impact on the Company's financial condition. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of any such matters foreseeable at this time will not have a material adverse impact on the financial condition of the Company.

NOTE 6 – NET CAPITAL

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). Pursuant to the Rule, the Company is required to maintain a minimum net capital of one-fifteenth of aggregate indebtedness as defined or $5,000 minimum dollar requirement, whichever is greater. At December 31, 2007, the Company had net capital of $144,945 exceeding the minimum net capital requirement by $136,494. At December 31, 2007, the Company had a ratio of aggregate indebtedness to net capital of .88 to 1.

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Sole Member
WJ Lynch Investor Services, LLC
(A wholly owned subsidiary of WJL Associates)
Boston, Massachusetts

In planning and performing our audit of the financial statements of WJ Lynch Investor Services, LLC (a wholly owned subsidiary of WJL Associates) (the "Company") for the year ended December 31, 2007; we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level, the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2007 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2007.

This report is intended solely for the information and use of the Sole Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Boston, Massachusetts
February 23, 2008

WJ LYNCH INVESTOR SERVICES, LLC
(A WHOLLY OWNED SUBSIDIARY OF WJL ASSOCIATES)
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AS OF DECEMBER 31, 2007

SCHEDULE I

Capital:		
Member's equity		$ 187,618
Non-allowable assets		42,673
Net capital		144,945
Minimum dollar net capital requirement	$ 5,000	
Minimum net capital required (6/23% of aggregate indebtness)	8,451	
Net capital requirement		8,451
Excess net capital		$ 136,494
Aggregate indebtedness		$ 126,772
Ratio of aggregate indebtedness to net capital		.88 to 1

NOTE: There are no material differences between this computation and the Company's corresponding unaudited amended FOCUS report filed on February 19, 2008.

WJ LYNCH INVESTOR SERVICES, LLC
(A WHOLLY OWNED SUBSIDIARY OF WJL ASSOCIATES)
COMPUTATION OF RESERVE REQUIREMENT PURSUANT TO SEC RULE 15c3-3
AS OF DECEMBER 31, 2007

SCHEDULE II

The Company is exempt from the reserve requirement requirements pursuant to Rule 15c3-3 under paragraph (k) (2) (i).

See Independent Auditors' Report.

END